SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

PROG HOLDINGS, INC.

(Name of Subject Company (Issuer))

PROG HOLDINGS, INC., AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Common stock, par value $0.50 per share

(Title of Class of Securities)

74319R101

(CUSIP Number of Class of Securities)

Brian Garner

Chief Financial Officer

c/o PROG Holdings, Inc.

256 W. Data Drive

Draper, UT 84020

Telephone: (385) 351-1369

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

William C. Smith, III

Michael S. Hamilton

King & Spalding LLP

1180 Peachtree Street, NE

Suite 1600

Atlanta, GA 30309

(404) 572-4875

Marisa D. Stavenas

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$425,000.00	$39,397.50
(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based on the offer to purchase up to $425,000,000 in value of shares of common stock, par value $0.50 per share, of PROG Holdings, Inc.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2022 equals $92.70 per million dollars of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No: Not applicable	Date Filed: Not applicable

☐

Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by PROG Holdings, Inc., a Georgia corporation (the “Company”), and relates to the offer by the Company to purchase for cash up to $425,000,000 in value of shares of its common stock, par value $0.50 per share (the “Common Stock”), at a price not less than $44.00 per share and not more than $50.00 per share, without interest. Applicable withholding taxes will be deducted from payments to tendering holders. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 4, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

Copies of the Offer to Purchase and Letter of Transmittal are filed with this Tender Offer Statement on Schedule TO-I (the “Schedule TO”) as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offer will expire at 12:00 midnight, New York City time, at the end of the day on December 3, 2021, unless the Offer is extended or earlier terminated. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in response to all items of this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

PROG Holdings, Inc.

256 W. Data Drive

Draper, UT 84020

(385) 351-1369

(b) Securities. This Schedule TO relates to the Company’s Common Stock. As of November 1, 2021, the Company had 65,391,285 issued and outstanding shares of Common Stock (and 2,166,991 shares reserved for issuance upon exercise, vesting or issuance, as applicable, of stock options, restricted stock units, restricted stock awards, performance-based share unit awards (“PSUs”) (assuming PSUs vest at the specified target performance threshold) and awards issuable under the PROG Holdings, Inc. Employee Stock Purchase Plan). The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase, “Price Range of Shares; Dividends,” is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above and the information in the Offer to Purchase in Section 10, “Certain Information Concerning Us” and Section 11, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference. The Company is the filing person and issuer. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Kathy T. Betty	Director
Douglas C. Curling	Director
Cynthia N. Day	Director
Ramon Martinez	Director
Ray M. Robinson	Director
Caroline Sheu	Director
James P. Smith	Director
Curtis L. Doman	Director, Chief Innovation Officer
Steven A. Michaels	Director, President and Chief Executive Officer
Marvin Fentress	General Counsel and Corporate Secretary
Debra Fiori	Chief People Officer
Brian Garner	Chief Financial Officer
Mike Giordano	Chief Commercial Officer
Ben Hawksworth	Chief Product & Technology Officer
Ryan Ray	Chief Administrative Officer
Matt Sewell	Vice President, Financial Reporting and Principal Accounting Officer
Trevor Thatcher	Chief Operations Officer

The business address and telephone number for all of the above directors and executive officers is: c/o PROG Holdings, Inc., 256 W. Data Drive, Draper, UT 84020; telephone: (385) 351-1369.

There is neither any person controlling the Company nor any executive officer or director of any corporation or other person ultimately in control of the Company.

ITEM 4.	Terms of the Transaction.

(a)	Material Terms.

(a)(1)(i) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 1, “Number of Shares; Proration,” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1 “Number of Shares; Proration,” in Section 5, “Purchase of Shares and Payment of Purchase Price,” and in Section 9, “Source and Amount of Funds,” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Shares; Proration,” and in Section 14, “Extension of the Tender Offer; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 14, “Extension of the Tender Offer; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 4, “Withdrawal Rights,” and in Section 6, “Conditional Tender of Shares,” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering Shares,” in Section 4, “Withdrawal Rights,” and in Section 6, “Conditional Tender of Shares,” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering Shares,” in Section 5, “Purchase of Shares and Payment of Purchase Price,” and in Section 6, “Conditional Tender of Shares,” is incorporated herein by reference.

(a)(1)(ix) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Shares; Proration,” and in Section 6, “Conditional Tender of Shares,” is incorporated herein by reference.

(a)(1)(x) Not applicable.

(a)(1)(xi) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” and in Section 2, “Purpose of the Tender Offer; Certain Effects of the Tender Offer,” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering Shares,” and Section 13, “ Certain U.S. Federal Income Tax Consequences,” is incorporated herein by reference.

(a)(2)(i-vii) Not applicable.

(b) Purchases. The information set forth in the Offer to Purchase in Section 11, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Common Stock. The information set forth in Section 11, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 2, “Purpose of the Tender Offer; Certain Effects of the Tender Offer,” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Section 2 of the Offer to Purchase, “Purpose of the Tender Offer; Certain Effects of the Tender Offer,” is incorporated herein by reference.

(c) Plans. Except for the Offer, the Company does not have, and to the best of its knowledge is not aware of, any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

The information set forth in the Offer to Purchase in Section 1, “Number of Shares; Proration,” and in Section 2, “Purpose of the Tender Offer; Effects of the Tender Offer,” is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 9, “Source and Amount of Funds,” is incorporated herein by reference

(b) Conditions. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Shares; Proration,” and in Section 7, “Conditions of the Tender Offer,” is incorporated herein by reference. The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions described in the Offer to Purchase, including the consummation by the Company of a new debt financing prior to the Expiration Date on terms reasonably satisfactory to the Company and resulting in gross proceeds to the Company of at least $400 million.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 9, “Source and Amount of Funds,” is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Section 11 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in Section 15 of the Offer to Purchase, “Fees and Expenses; Information Agent; Dealer Manager; Depositary,” is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a) Financial Information. Not applicable.

(b)	Pro Forma Information. Not applicable.

ITEM 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 11 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and in Section 12 of the Offer to Purchase, “Legal Matters; Regulatory Approvals,” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

See Exhibits Index.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROG HOLDINGS, INC.

By:	/s/ Brian Garner
Brian Garner
Chief Financial Officer

Date: November 4, 2021

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated November 4, 2021.

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement, dated November 4, 2021.

(a)(1)(vii)	Notice to Participants in the PROG Holdings Employee Retirement Plan (Including Tender Offer Instruction Form).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by the Company on November 4, 2021.

(a)(5)(ii)	Press Release issued by the Company on November 3, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 3, 2021).

(a)(5)(iii)	Press Release issued by the Company on November 3, 2021 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 3. 2021).

(a)(5)(iv)	Excerpted transcript of the Company’s earnings conference call on November 3, 2021*

(b)	Credit Agreement among PROG Holdings, Inc., PROG Holding Company, LLC, Progressive Finance Holdings, LLC, those certain other subsidiaries of PROG Holdings, Inc. party thereto, the several banks and other financial institutions from time to time party thereto and JP Morgan Chase Bank, N.A., as administrative agent, dated November 24, 2020 (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2020).

(d)(1)	Separation and Distribution Agreement, dated as of November 29, 2020, by and between PROG Holdings, Inc. and The Aaron’s Company, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2020).

(d)(2)	Agreement and Plan of Merger, dated as of May 1, 2020, among Aaron’s, Inc., PROG Holdings, Inc. and Aaron’s Merger Sub, Inc. (incorporated by reference to Appendix B to the joint proxy statement/prospectus filed by the Company with the SEC on May 8, 2020).

(d)(3)	Second Amended and Restated Articles of Incorporation of PROG Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2020).

(d)(4)	Articles of Amendment of Articles of Incorporation of PROG Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2020).

(d)(5)	Amended and Restated Bylaws of PROG Holdings, Inc. (as amended) (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed with the SEC on December 1, 2020).

(d)(6)	Employees Retirement Plan, as amended and restated, effective January 1, 2016 (incorporated by reference to Exhibit 10.7 of Aaron’s, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the SEC on August 4, 2016).

(d)(7)	First Amendment to the Employee Retirement Plan, dated as of June 28, 2016, to be effective October 4, 2016 (incorporated by reference to Exhibit 10.8 of Aaron’s, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the SEC on August 4, 2016).

(d)(8)	Third Amendment to the Employee Retirement Plan, dated August 23, 2019 (incorporated by reference to Exhibit 10.1 of Aaron’s, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the SEC on November 4, 2019).

(d)(9)	Fourth Amendment to the Employee Retirement Plan, dated October 16, 2020 (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2020).

(d)(10)	Amended and Restated Compensation Plan for Non-Employee Directors, 2020 Amendment and Restatement (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2020).

(d)(11)	Amended and Restated Aaron Rents, Inc. 2001 Stock Option and Incentive Award Plan (incorporated by reference to Exhibit 10.1 to Aaron’s, Inc.’s Current Report on Form 8-K filed with the SEC on April 10, 2009).

(d)(12)	Amendment to the Amended and Restated Aaron Rents, Inc. 2001 Stock Option and Incentive Award Plan (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2020).

(d)(13)	Form of Restricted Stock Unit Award for awards made in or after February 2014 (incorporated by reference to Exhibit 10.29 of Aaron’s, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 24, 2014).

(d)(14)	Form of Option Award Agreement for awards made in or after February 2014 (incorporated by reference to Exhibit 10.30 of Aaron’s, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 24, 2014).

(d)(15)	Amendment to Form of Option Award Agreement for awards made in or after February 2014 (incorporated by reference to Exhibit 10.10 of Aaron’s, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the SEC on August 6, 2015).

(d)(16)	Deferred Compensation Plan, 2020 Amendment and Restatement (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2020).

(d)(17)	Amended and Restated 2015 Equity and Incentive Award Plan, 2020 Amendment and Restatement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2020).

(d)(18)	Form of Employee Stock Option Award Agreement under the 2015 Equity and Incentive Award Plan (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-8 (333-204014) filed with the SEC on May 8, 2015).

(d)(19)	Form of Executive Performance Share Award Agreement under the 2015 Equity and Incentive Award Plan (incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-8 (333-204014) filed with the SEC on May 8, 2015).

(d)(20)	Amendment to Form of Executive Performance Share Award Agreement under the 2015 Equity and Incentive Award Plan (incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the SEC on August 6, 2015).

(d)(21)	Form of Executive Officer Restricted Stock Unit Award Agreement under the 2015 Equity and Incentive Award Plan (incorporated by reference to Exhibit 99.4 of the Company’s Registration Statement on Form S-8 (333-204014) filed with the SEC on May 8, 2015).

(d)(22)	Amendment to Form of Executive Officer Restricted Stock Unit Award Agreement under the 2015 Equity and Incentive Award Plan (incorporated by reference to Exhibit 10.8 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the SEC on August 6, 2015).

(d)(23)	Employee Stock Purchase Plan, 2020 Amendment and Restatement (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2020).

(d)(24)	Executive Severance Pay Plan, as amended, effective July 29, 2021 (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 filed with the SEC on July 29, 2021).

(d)(25)	Form of Severance and Change-in-Control Agreement, effective as of July 29, 2021 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 filed with the SEC on July 29, 2021).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.